1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

November 24, 2017	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Caldwell & Orkin Funds, Inc., File Nos. 033-35156 and 811-06113

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, The Caldwell & Orkin Funds, Inc. (the “Company”). Ms. Deborah O’Neal-Johnson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments, on November 15, 2017, to the Preliminary Proxy Statement on Schedule 14A, filed on November 6, 2017 (the “Proxy Statement”), regarding the Caldwell & Orkin Market Opportunity Fund, the sole series of the Company (the “Fund”). Capitalized terms not defined herein have the meaning given in the Proxy Statement. The following are the Staff’s comments and the Fund’s response to each:

1.
COMMENT: In each instance where the proposals to be considered at the shareholder meeting are listed, please include Proposal 3, which is “to transact any other business that may properly come before the meeting or any adjournment thereof.”

RESPONSE: The Fund has added discussion of the proposal to transact any other business that may properly come before the meeting or any adjournment thereof to each discussion of the proposals on pages 4, 5, 8 and 13 of the Proxy Statement.

2.
COMMENT: In the section entitled “Questions and Answers”, there are two questions that address the New Adviser paying the costs associated with the Proxy Statement and Shareholder Meeting. Please delete one of the two questions and clarify in the remaining answer that the expenses of Okapi Partners, as proxy solicitor, is included in the costs being paid by the New Adviser.

RESPONSE: The question concerning the costs associated with the Proxy Statement and the Shareholder Meeting appearing on page 9 has been removed. In addition, the Fund has revised the Q&A on page 12 as follows (key language underlined):

“Q: Who will pay for the proxy solicitation?

A: The New Adviser will assume all costs, fees and expenses incurred by the Fund in connection with the shareholder meeting and proxy statement, including legal and accounting fees and costs associated with the solicitation of proxies with respect to the Proposals (including the fees of Okapi Partners as proxy solicitor). The Fund will not bear any of these costs.”

3.
COMMENT: On page 9, please add to the disclosure regarding the consideration being received by the Former Adviser under the Consulting Agreement to clarify that no additional amount is being paid, and enhance the disclosure under the Asset Purchase Agreement to include detail regarding the range of percentage revenue being paid.

RESPONSE: The Fund has revised the disclosure on page 9 of the Proxy Statement to clarify that Mr. Orkin does not receive additional consideration under the Consulting Agreement and to include the specific percentage range of revenue being paid to the Former Adviser. The Fund has revised the relevant paragraph as follows (key language underlined):

“The Interim Agreement became effective on November 1, 2017, after the successful closing of an asset purchase agreement (the “APA”) by and among the Former Adviser, Mr. Orkin and Gator, which included as consideration a declining percentage (from 100% to 20%) of the New Adviser’s revenue from the Fund under the New Agreement, to be paid over a period of 10 years commencing on the effective date of the New Agreement. Mr. Orkin has also been providing, for no additional consideration, consulting services to the New Adviser since November 1, 2017 pursuant to a Consulting Agreement.

4.	COMMENT: On page 14, in the discussion of background information related to Proposal 1, please clarify the dates of approval and last consideration of the Interim Agreement and the Former Agreement.

RESPONSE: The Interim Agreement was considered and approved once by the Board of Directors at the Board’s October 10, 2017 meeting. The Fund has clarified the disclosure on page 14 as follows (key language underlined):

“At a meeting on October 10, 2017, after the Board determined to recommend the New Adviser as the new investment adviser for the Fund, the Fund approved an interim investment advisory agreement with the New Adviser (the “Interim Agreement”) on substantially the same terms as the Former Agreement, which the Board, including the Independent Directors, unanimously approved on August 20, 1992, and last renewed at a meeting held on June 15, 2017.

5.	COMMENT: Please submit a copy of the New Advisory Agreement as Exhibit A with your response and the final proxy statement.

RESPONSE: A copy of the New Advisory Agreement is enclosed herewith and will be included in the definitive proxy statement filing.

We also note that information related to Mr. Orkin as an Independent Director was inadvertently omitted from the table of Nominees and Directors on page 25 of the Proxy Statement. Information concerning Mr. Orkin has been added to the table along with a disclosure of the reason for his “interested person” status.

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In submitting this correspondence, the Fund acknowledges that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner

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